NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

12(g) No. 82-2636
Symbol CRN-T

Drilling Continues to Expand Newly Discovered Cedar Vein
Porcher Island B.C.

October 11, 2007 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("Cross Lake") is pleased to announce the additional assay results from the diamond drilling program on the recently discovered Cedar Vein on the Porcher Island Property (the "Property").

Drill holes CL-07-34 to CL-07-42 were planned to extend the newly discovered Cedar Vein along strike to the east. All drill holes intersected the gold bearing quartz vein system. Of particular interest are the wide zones of gold mineralization intersected from surface, which could potentially be developed by open pit mining methods. An analysis of previous drilling within the AT Zone also indicated the potential to outline similar wide zones of gold mineralization near surface. This new target will be a focus on ongoing exploration. The following table summarizes the significant results from drill holes CL-07-34 to CL-07-42:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-07-34	4.67	28.90	24.23	1.62
and	104.88	107.26	2.38	26.07
CL-07-35	3.05	20.86	17.81	2.95
and	53.70	55.90	2.20	3.80
and	68.88	69.88	1.00	4.00
and	119.84	120.83	0.99	16.47
and	190.05	192.95	2.90	2.53
CL-07-36	3.05	27.46	24.41	2.23
and	35.96	40.03	4.07	4.21
and	109.16	113.25	4.09	3.59
and	134.00	135.00	1.00	6.65
and	143.26	146.19	2.93	4.34
and	192.07	193.36	1.29	8.47
CL-07-37	4.68	21.02	16.34	2.19
CL-07-38	5.76	29.58	23.82	3.37
and	39.65	40.90	1.25	4.37
and	81.53	87.80	6.27	2.41
including	81.53	83.08	1.55	5.57
and	91.48	97.12	5.64	3.32
including	95.32	97.12	1.80	6.28

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-07-39	3.25	26.25	23.00	3.37
including	96.97	98.59	1.72	5.45
including	100.80	102.25	1.45	4.83
including	104.63	106.06	1.43	5.27
including	108.91	110.56	1.65	2.58
and	238.46	239.57	1.11	5.12
CL-07-40	6.07	43.52	37.45	1.83
including	12.84	15.71	2.87	4.09
including	21.28	23.41	2.13	5.03
including	36.70	38.20	1.50	6.77
and	167.18	171.07	3.89	8.22
including	167.18	168.24	1.06	17.15
including	170.22	171.07	0.85	15.49
			1.00	13.17
CL-07-41	5.73	35.26	29.53	1.27
including	13.22	15.12	1.90	3.51
and	152.68	153.68	1.00	7.27
CL-07-42	4.57	34.32	29.75	1.46
including	9.9	11.67	1.77	6.81
including	24.30	25.55	1.25	4.13
and	106.29	107.75	1.46	5.37
and	117.02	118.05	1.03	11.77
and	153.86	155.00	1.14	6.31

Note: True width is estimated to be 70-75% of the drilled interval.

The Cedar Vein, which was discovered by Cross Lake late in 2006, has now been traced along a strike length of over 230m and to a depth of 150m. The vein is still open in both directions and correlates with the Dawson Workings, which were developed in the 1930's and are located a further 250m to the west.

On the Property, gold mineralization occurs in pyritic quartz veins within steeply dipping shear or alteration zones hosted by a quartz diorite intrusion. In 2007, Cross Lake completed a total of 12,113.13 meters of diamond drilling. Drilling results have confirmed the continuity of the AT system both laterally and to depths of over 300 meters and resulted in the discovery of the new Cedar Vein. Further exploration drilling will focus on expanding the AT and the Cedar zones, and extending the wide zones of gold mineralization near surface which may be mineable by open pit methods. In addition, a conventional and Mobile Metal Ion soil survey were completed in July, which will be used to expand the current areas of mineralization and identify new target areas.

The Property, at the northwest corner of Porcher Island, is located in the Skeena Mining Division, 35km kilometers south-southwest of Prince Rupert, British Columbia. The Property is accessible throughout the year and includes a 12 person camp.

Assaying is completed at ACME Analytical Laboratories Ltd. using initial fire assaying (Group 3B) followed by metallic gold assay of samples greater than 5g/t gold. Exploration work is conducted under the supervision of the

Company's Qualified Person and Vice President of Exploration, Jim Miller-Tait, P.Geo. Cross Lake is operator of the Project and holds a 65% working interest with Joint Venture Partner Imperial Metals Corp. holding a 35% working interest.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at **www.sedar.com** for further information.

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

END